Exhibit 99.3                     - 47 -


                     North European Oil Royalty Trust
                     Office of the Managing Director
                              P.O. Box 456
                       Red Bank, New Jersey 07701
                             (908) 741-4008


                               IMPORTANT
               RETAIN THIS LETTER FOR PREPARATION OF YOUR
                       1996 INCOME TAX RETURNS
         THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS FORM 1099


                                                            January 9, 1997

To the Present and Former Unit Owners of
North European Oil Royalty Trust:


     This letter sets forth the information you will require for preparation of your personal income tax returns in connection with ownership of units of beneficial interest ("Units") in North European Oil Royalty Trust (the "Trust") during 1996.

     For Federal income tax reporting purposes, each owner of Units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received.
TRUST DISTRIBUTIONS SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS "DIVIDEND
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INCOME" AND ARE NOT ELIGIBLE FOR THE DIVIDENDS RECEIVED DEDUCTION
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FOR CORPORATIONS.
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     The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each Unit owner as ordinary income subject to cost depletion. Each Unit owner's basis for computing cost depletion is the adjusted cost basis for their Units. This adjusted cost basis is to be reduced annually by the depletion previously allowed. Ralph E. Davis Associates, Inc. of Houston, Texas, based upon computations of proven reserves estimated in accordance with accepted engineering analytical principles, has recommended that the percentage to be applied to the cost basis to determine deductions for cost depletion for the year 1996 is 7.891%. The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 1996, if you owned Units for only a portion of the year, you are required to pro rate the percentage depletion in the ratio that the total income per Unit shown on the schedule below for the period of your ownership bears to the total income per Unit for the entire year.

     If you owned Units for the period January 1, 1996 through December 31, 1996, you will be considered to have received and expended, on the cash basis, the respective totals shown below for each Unit. On the other hand, if you

                                 - 48 -


owned Units during only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each Unit owned for the respective months. For your information, income is received between the 24th and the end of each month.

                              Income per Unit  Expenses per Unit

         January  1996           $ 0.0890         $ 0.0129
         February                  0.0949           0.0051
         March                     0.1046           0.0075
         April                     0.1076           0.0063
         May                       0.0892           0.0032
         June                      0.0667           0.0103
         July                      0.0507           0.0050
         August                    0.0729           0.0023
         September                 0.1041           0.0054
         October                   0.1167           0.0056
         November                  0.1397           0.0044
         December                  0.1067           0.0058
                                 ---------        ---------
         TOTAL    1996           $ 1.1428         $ 0.0738
                                 =========        =========

     Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Under Part I, Income or Loss from Rentals and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above per Unit figures by the number of Units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your Units by .07891. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 40 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your Units, if you did not own them throughout 1996.

     The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources.

     The Trust will submit this letter and the listing of Unit owners during
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1996 to the Internal Revenue Service.  This list will contain names,
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addresses,  tax ID or Social Security numbers; you may wish to attach a copy of this letter to your tax returns.


                                     Most sincerely,


                                     /S/ John R. Van Kirk